Filed by Wachovia Corporation pursuant to

Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange

Act of 1934, as amended

Subject Company:

Golden West Financial Corporation

Commission File No.: 1-4629

Date: May 11, 2006

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and Golden West Financial Corporation (“Golden West”) and the combined company following the proposed merger between Wachovia and Golden West (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Westcorp and Wachovia’s related acquisition of WFS Financial Inc (“WFS Financial”), a subsidiary of Westcorp, completed on March 1, 2006 (the “Westcorp Transaction”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Westcorp Transaction, (iii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger or the businesses of Wachovia, Westcorp and WFS Financial in connection with the Westcorp Transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger or the Westcorp Transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Merger or the Westcorp Transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Westcorp Transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden West’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Wachovia will file a registration statement, which will include a joint proxy statement/prospectus, and Golden West will file a proxy statement, and each of Wachovia and Golden West may file other relevant documents concerning the proposed Merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Attn: Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510) 445-3420.

Wachovia and Golden West and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and/or Golden West in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2006. Information about the directors and executive officers of Golden West is set forth in the proxy statement for Golden West’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 10, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING NEWS RELEASE WAS ISSUED BY WACHOVIA

Wachovia Media Contacts:

Mary Eshet 704-383-7777

Christy Phillips 704-383-8178

Wachovia Investor Contacts:

Alice Lehman 704-374-4139

Ellen Taylor 704-383-1381

Jeff Richardson 704-383-8250

May 11, 2006

WACHOVIA PLANS INFORMATIONAL CONFERENCE CALL ON GOLDEN WEST MERGER

CHARLOTTE, N.C. – Thomas J. Wurtz, chief financial officer of Wachovia Corporation (NYSE:WB), will host an informational conference call at 1 p.m. Friday, May 12, for investors and analysts as a follow-up to Sunday’s announcement of Wachovia’s planned merger with Golden West Financial Corporation (NYSE:GDW), parent of World Savings Bank.

With the acquisition of Oakland, California-based Golden West, Wachovia will add 285 consumer banking offices with $62 billion in retail deposits in 10 states while entering new markets in California, Arizona, Colorado, Illinois, Kansas and Nevada. The combined company, which will have assets of $669 billion, will serve banking customers in 21 states and Washington, D.C. Wachovia will gain mortgage lending operations under the World Savings Bank name in 39 states.

Completion of the transaction is subject to shareholder approvals by both companies and normal regulatory approvals.

About Wachovia:

Wachovia Corporation (NYSE:WB) is one of the nation’s largest diversified financial services companies, providing 13.4 million household and business relationships with a broad range of banking, asset management, wealth management and corporate and investment banking products and services. Wachovia operates as Wachovia Bank through 3,159 offices in 16 states from Connecticut to Florida and west to Texas, and, until Westcorp merger integration activity is completed, will continue to be known as Western Financial Bank in the former Westcorp locations in California. Two core businesses operate under the Wachovia Securities brand name: retail brokerage in 49 states and in Latin America, and corporate and investment banking in selected industries nationwide. Globally, Wachovia serves clients through more than 40 international offices. Online banking is available at wachovia.com; online brokerage products and services at wachoviasec.com, and investment products and services at evergreeninvestments.com. Wachovia had assets of $541.8 billion, market capitalization of $90.2 billion and stockholders’ equity of $49.8 billion at March 31, 2006.

About Golden West Financial

Headquartered in Oakland, California, Golden West is one of the nation’s largest financial institutions with assets over $125 billion as of March 31, 2006. Golden West has one of the most extensive thrift branch systems in the country, with 285 savings branches in 10 states and lending operations in 39 states.

Golden West’s stock is listed on the New York Stock Exchange (NYSE) under the ticker symbol GDW. Golden West investor information is available at www.gdw.com. Information about Golden West’s home loans and savings and checking accounts can be found at www.worldsavings.com and about its proprietary no-load mutual funds and annuities at www.atlasfunds.com.

Conference Call and Supplemental Materials

The conference call will begin at 1 p.m. EDT on Friday, May 12. The call will be available by telephone and audio webcast. During the call, CFO Thomas Wurtz will review information presented in handouts that are available through www.wachovia.com/investor or www.gdw.com. Participants are encouraged to access the handouts before the teleconference begins.

Webcast Instructions: To gain access to the webcast, which will be “listen-only,” go to Wachovia.com/investor and click on the link “Go to Golden West Conference Call.” In order to listen to the webcast, you will need to download either Real Player or Media Player.

Teleconference Instructions: The telephone number for the conference call is 888-357-9787 for U.S. callers or 706-679-7342 for international callers. You will be asked to tell the answering coordinator your name and the name of your firm. Mention the conference Access Code: Wachovia.

Replay: Friday, May 12, by 4:30 p.m. EDT and continuing through 5 p.m. EDT Friday, June 9. Replay telephone number is 706-645-9291; access code: 9296702.

Forward-Looking Statements

The conference call discussed above will contain, certain forward-looking statements, including, without limitation, (i) statements relating to the benefits of the proposed merger between Wachovia and Golden West (the “Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iii) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and Golden West’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; (3) revenues following the Merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden West’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Additional Information

The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Wachovia will file a registration statement, which will include a joint proxy statement/prospectus, and Golden West will file a joint proxy statement, and each of Wachovia and Golden West may file other relevant documents concerning the proposed Merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510)-445-3420.

Wachovia and Golden West and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and/or Golden West in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2006. Information about the directors and executive officers of Golden West is set forth in the proxy statement for Golden West’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 10, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.